Condensed Consolidated Interim
Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		June 30, 2024	December 31, 2023
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$592,423	$612,941
Amounts receivable		68,992	70,763
Inventories		259,611	257,302
Other current assets	4	19,413	25,021
		940,439	966,027

Property, plant and equipment	5	1,235,615	1,237,506
Deferred income tax assets	11	51,825	57,900
Other non-current assets	6	54,978	19,333
		1,342,418	1,314,739
Total assets		$2,282,857	$2,280,766

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$212,389	$201,707
Income tax payable		5,603	40,952
Other current liabilities	4	30,419	54,778
		248,411	297,437

Deferred income tax liabilities	11	9,036	16,809
Provision for reclamation	8	254,772	272,566
Other non-current liabilities	6	37,480	19,712
		301,288	309,087
Shareholders' equity
Share capital	12	850,329	861,536
Contributed surplus		31,831	33,869
Accumulated other comprehensive income		(2,489)	7,451
Retained earnings		853,487	771,386
		1,733,158	1,674,242
Total liabilities and shareholders' equity		$2,282,857	$2,280,766
Commitments and contingencies (note 14)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)		2024	2023	2024	2023
(except per share amounts)	Notes

Revenue	7	$282,310	$184,518	$588,189	$411,047

Cost of sales
Production costs		162,487	153,544	336,332	357,837
Depreciation, depletion and amortization		27,511	23,317	60,845	41,825
Earnings from mine operations		92,312	7,657	191,012	11,385

Exploration and evaluation costs		20,664	21,036	35,621	38,946
Corporate administration		10,779	10,432	20,757	25,224
Care and maintenance expenses		5,214	6,654	11,106	14,488
Reclamation (recovery) expense	8	(5,141)	(8,238)	(30,143)	7,328
Other operating expenses	9	13,155	9,019	22,348	21,909
Earnings (loss) from operations		47,641	(31,246)	131,323	(96,510)

Other non-operating income	10	(11,583)	(1,165)	(27,553)	(4,345)
Finance costs		3,790	3,106	7,151	6,474
Earnings (loss) before income tax		55,434	(33,187)	151,725	(98,639)
Income tax expense	11	17,764	6,496	47,625	14,494
Net earnings (loss)		37,670	(39,683)	104,100	(113,133)

Other Comprehensive (Loss) Income

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	15	(3,187)	11,977	(10,421)	7,691
Items that will not be subsequently reclassified to earnings:
Changes in fair value of equity securities	15	481	—	481	—
Other comprehensive (loss) income		(2,706)	11,977	(9,940)	7,691
Total comprehensive income (loss)		$34,964	$(27,706)	$94,160	$(105,442)

Earnings (Loss) per share:
Basic	12	$0.18	$(0.18)	$0.49	$(0.52)
Diluted	12	$0.18	$(0.18)	$0.47	$(0.52)

Cash dividends declared per common share (C$)		$0.07	$0.07	$0.14	$0.14

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2024	2023	2024	2023
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings (loss)		$37,670	$(39,683)	$104,100	$(113,133)

Adjustments:
Depreciation, depletion and amortization		28,967	24,245	63,699	44,680
Reclamation (recovery) expense	8	(5,141)	(8,238)	(30,143)	7,328
Share-based compensation expense		1,521	1,379	2,676	4,500
Finance costs		3,790	3,106	7,151	6,474
Income tax expense	11	17,764	6,496	47,625	14,494
Unrealized foreign exchange loss (gain)		4,700	(1,220)	(5,080)	(472)
Unrealized fair value loss on financial asset related to the Additional Royal Gold Agreement	15a	7,400	—	8,900	—
Other		(2,969)	3,339	(335)	2,659
Cash provided by operating activities prior to changes in working capital and income taxes paid		93,702	(10,576)	198,593	(33,470)
Income taxes paid		(81,450)	(3,972)	(81,844)	(5,102)
Other changes in working capital	13	(9,693)	47,935	(14,761)	(27,827)
Cash provided by (used in) operating activities		2,559	33,387	101,988	(66,399)

Investing activities
Property, plant and equipment additions		(29,634)	(22,785)	(47,846)	(28,887)
Increase in restricted cash		—	—	—	(3,424)
Proceeds from disposition of property, plant, and equipment		875	—	875	1,472
Cash settlement related to the Additional Royal Gold Agreement	15a	—	—	(24,500)	—
Payment of transactions costs related to the Additional Royal Gold Agreement		(2,521)	—	(2,521)	—
Purchase of marketable securities		(4,285)	—	(4,285)	—
Cash used in investing activities		(35,565)	(22,785)	(78,277)	(30,839)

Financing activities
Dividends paid	12	(10,895)	(11,481)	(21,999)	(22,631)
Payment of borrowing and financing costs		(514)	(493)	(1,053)	(1,073)
Repayment of lease obligations		(1,823)	(1,724)	(3,682)	(3,266)
Proceeds from common shares issued		904	198	2,310	1,462
Payment for common shares repurchased	12	(9,849)	(7,335)	(19,805)	(7,335)
Cash used in financing activities		(22,177)	(20,835)	(44,229)	(32,843)
Decrease in cash and cash equivalents during the period		(55,183)	(10,233)	(20,518)	(130,081)
Cash and cash equivalents at beginning of the period		647,606	412,068	612,941	531,916
Cash and cash equivalents at end of the period		$592,423	$401,835	$592,423	$401,835

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	104,100	104,100
Other comprehensive loss	—	—	—	(9,940)	—	(9,940)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 12)	(3,223,500)	(18,110)	—	—	—	(18,110)
Related to the effect of share repurchase liability (note 12)	—	1,155	—	—	—	1,155
Share-based compensation expense	—	—	1,300	—	—	1,300
Issued on exercise of stock options	376,491	2,667	(760)	—	—	1,907
Issued under the employee share purchase plan	82,295	494	—	—	—	494
Issued on redemption of restricted share units	443,545	2,587	(2,578)	—	—	9
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(21,999)	(21,999)
Balance at June 30, 2024	213,175,964	$850,329	$31,831	$(2,489)	$853,487	$1,733,158

Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(113,133)	(113,133)
Other comprehensive income	—	—	—	7,691	—	7,691
Transaction with shareholders:
Related to the Normal Course Issuer Bid (note 12)	(1,271,900)	(7,335)	—	—	—	(7,335)
Related to the effect of share repurchase liability (note 12)	—	(5,705)	—	—	—	(5,705)
Share-based compensation expense	—	—	2,655	—	—	2,655
Issued on exercise of stock options	256,583	1,690	(505)	—	—	1,185
Issued under the employee share purchase plan	72,807	441	—	—	—	441
Issued on redemption of restricted share units	50,281	464	(367)	—	—	97
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(22,631)	(22,631)
Balance at June 30, 2023	217,536,452	$876,034	$31,347	$4,368	$761,807	$1,673,556
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.
These financial statements were authorized for issuance by the Board of Directors of the Company on August 1, 2024.
3. Summary of material accounting policies, critical accounting estimates and judgements

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgements consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023, except for the ones as listed below:

Critical accounting estimates and judgements

i. Additional Royal Gold Agreement

On February 13, 2024, the Company and its subsidiary Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with RGLD Gold AG (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine (refer to note 15a). Significant judgement was required to determine accounting for the contract, including the conclusion that it is a modification of a contract with a customer, under IFRS 15, Revenue recognition from contracts with customers, whereby the Company received consideration in the form of a financial asset. Significant judgement was also required to determine whether all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9, Financial Instruments. In addition, significant judgement was required to determine the basis for the initial valuation of the financial asset, including, among other things, Mount Milligan Mine’s life of mine viewed from the perspective of the specific market participant deemed most relevant for this transaction.

Measurement of the financial asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the financial asset, could have a material impact on the fair value of the financial asset. Refer to note 15a for key assumptions and estimation used in determining the fair value of the financial asset.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

New standards and amendments issued and applicable to the Company are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

The Company has adopted the amendments to the standard on January 1, 2024 and concluded that there is no material impact on the financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company will perform an assessment of the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

4. Other current assets and liabilities

	June 30, 2024	December 31, 2023
Other current assets
Current portion of derivative assets(1) (note 15b)	$726	$10,304
Prepaid insurance expenses	4,162	5,999
Deposits for consumable supplies	7,682	3,629
Marketable securities	4,075	2,834
Prepaid assets	1,982	560
Asset held-for-sale	—	1,510
Other	786	185
Total other current assets	$19,413	$25,021
Other current liabilities
Current portion of lease obligations	$6,462	$6,106
Current portion of derivative liabilities(1) (note 15b)	4,908	2,965
Current portion of provision for reclamation (note 8)	14,058	28,087
Share repurchase liability (note 12)	4,991	8,084
Deferred revenue	—	9,536
Total other current liabilities	$30,419	$54,778
(1)Relates to the gold, diesel, foreign exchange, and copper hedging contracts.
5. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2023	$732,848	$494,571	$14,438	$30,935	$1,272,792
Balance January 1, 2024	$692,592	$456,068	$35,093	$53,753	$1,237,506
Balance June 30, 2024	$671,824	$444,199	$47,326	$72,266	$1,235,615
(1)Includes exploration and evaluation assets of $273.5 million related to the Goldfield Project and the Kemess Project.

During the six months ended June 30, 2024, $53.2 million of additions were capitalized to PP&E, and $0.3 million of PP&E at its carrying value was disposed of during the period.

During the year ended December 31, 2023, $121.7 million of additions were capitalized to PP&E, including lease arrangements with right-of-use asset additions of $16.5 million. During the year ended December 31, 2023, PP&E with a carrying value of $6.3 million was disposed of.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Other non-current assets and liabilities

	June 30, 2024	December 31, 2023
Other non-current assets
VAT and other tax receivables(1)	$10,320	$8,688
Non-current derivative assets(2)	1,085	5,332
Non-current supplies inventory	1,732	1,732
Non-current financial asset(3)	34,800	—
Marketable securities	4,774	—
Other	2,267	3,581
Total other non-current assets	$54,978	$19,333

Other non-current liabilities
Non-current portion of lease obligations	$15,964	$18,102
Non-current portion of deferred revenue(3)	19,615	—
Post-retirement benefits	1,482	1,244
Non-current derivative liabilities(2)	419	366
Total other non-current liabilities	$37,480	$19,712
(1)Includes amounts related to the Öksüt Mine value-added tax.
(2)Relates to the diesel, foreign exchange and copper hedging contracts (note 15b).
(3)Relates to the Additional Royal Gold Agreement (note 15a).

7. Revenue
Total revenue consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gold revenue	$172,770	$77,412	$363,711	$131,388
Copper revenue	40,410	41,343	89,187	90,778
Molybdenum revenue	58,236	73,935	118,471	187,439
Other by-product revenue(1)	3,807	5,351	8,614	9,679
Revenue from contracts with customers	$275,223	$198,041	$579,983	$419,284
Provisional pricing adjustment on concentrate sales(2)	10,059	(10,154)	14,834	(2,556)
Metal content adjustments on concentrate sales	(2,972)	(3,369)	(6,628)	(5,681)
Total revenue	$282,310	$184,518	$588,189	$411,047
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 12.4 million pounds of copper, 26,900 ounces of gold, and 53,705 pounds of molybdenum (June 30, 2023 - 21.8 million pounds of copper, 19,198 ounces of gold, and 251,724 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	June 30, 2024	December 31, 2023
Non-operating sites (1)
Balance, beginning of year	$218,330	$175,121
Changes in cost estimates	(9,301)	32,956
Changes in discount rate	(21,654)	1,407
Accretion	3,657	6,554
Liabilities settled	—	(222)
Foreign exchange revaluation	(2,812)	2,514
Balance, end of period	$188,220	$218,330
Operating sites (1)
Balance, beginning of year	$82,323	$63,688
Changes in cost estimates	912	14,664
Changes in discount rate	(2,875)	756
Accretion	1,491	2,413
Foreign exchange revaluation	(1,241)	802
Balance, end of period	$80,610	$82,323

Current portion of reclamation provision (2)	14,058	28,087
Non-current portion of reclamation provision	254,772	272,566
Total provision for reclamation	$268,830	$300,653
(1)Non-operating sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
(2)Relates primarily to the Endako Mine.

For the six months ended June 30, 2024, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.47% to 4.33% (2023 - 3.33% to 4.11%) at operating sites and in the range of 3.39% to 4.51% (2023 - 3.28% to 3.85%) at non-operating sites.
b. Reclamation (recovery) expense

The (recovery) expense was primarily attributable to the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Changes in cost estimates	$(184)	$307	$(9,803)	$1,407
Changes in discount rate	(5,228)	(8,657)	(21,619)	5,797
Other	271	112	1,279	124
Total reclamation (recovery) expense	$(5,141)	$(8,238)	$(30,143)	$7,328

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Other operating expenses

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Selling and marketing(1)	$2,352	$4,055	$4,754	$6,424
Öksüt Mine standby costs(2)	—	4,961	—	15,380
Transaction costs related to the Additional Royal Gold Agreement (note 15a)	—	—	2,512	—
Unrealized loss on financial asset related to the Additional Royal Gold Agreement (note 15a)	7,400	—	8,900	—
Study costs(3)	2,709	—	5,184	—
Other, net	694	3	998	105
Other operating expenses	$13,155	$9,019	$22,348	$21,909
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended in early June 2023.
(3)Relates to site-wide optimization program at the Mount Milligan Mine.
10. Other non-operating income

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest income(1)	$(7,867)	$(4,302)	$(15,957)	$(8,539)
Foreign exchange (gain) loss(2)	(2,174)	2,098	(12,175)	3,144
Unrealized loss (gain) on marketable securities	(975)	(763)	160	(765)
(Gain) loss on sale of PP&E	(517)	1,493	(517)	1,420
Other (income) expenses	(50)	309	936	395
Other non-operating income	$(11,583)	$(1,165)	$(27,553)	$(4,345)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

11. Income taxes

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Current income tax expense	$9,072	$3,325	$46,473	$9,920
Deferred income tax expense	8,692	3,171	1,152	4,574
Total income tax expense	$17,764	$6,496	$47,625	$14,494

The Company recognized income tax expense of $17.8 million for the three months ended June 30, 2024 compared to $6.5 million for the three months ended June 30, 2023. The income tax expense for the three months ended June 30, 2024 primarily related to income from the Öksüt Mine which restarted its full operations in early June 2023 and the higher drawdown of the deferred tax asset at Mount Milligan Mine.

The Company recognized income tax expense of $47.6 million for the six months ended June 30, 2024 compared to $14.5 million for the six months ended June 30, 2023. The income tax expense for the six months ended June 30, 2023 primarily related to increased earnings from the Öksüt Mine and the higher drawdown of the deferred tax asset at Mount Milligan Mine.
12. Shareholders' equity
a.Repurchases and cancellation of shares

Normal Course Issuer Bid
On November 3, 2023, the Company announced that it had received approval to renew its normal course issuer bid (“NCIB”) program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024, representing approximately 10% of the public float.

During the six months ended June 30, 2024, the Company repurchased 3,223,500 common shares, for the total consideration of $19.8 million at an average price of $6.14 (C$8.34) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On June 27, 2024, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $5.0 million (December 31, 2023 - $8.1 million) with a certain share price limit during the period ending August 2, 2024.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.

The calculation of basic and diluted weighted average common shares for the three and six months ended June 30, 2024 included the impact of the cancellation of these common shares.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Earnings (loss) per share

Computation for basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net earnings (loss)	$37,670	$(39,683)	$104,100	$(113,133)
Dilutive impact related to the RSU plan(1)	224	—	153	—
Dilutive impact related to the PSU plan(2)	(211)	(663)	(1,051)	(1,134)
Diluted earnings (loss)	$37,683	$(40,346)	$103,202	$(114,267)

Basic weighted average common shares (in thousands)	211,352	218,384	214,472	218,480
Dilutive impact of stock options (in thousands)	64	—	45	—
Dilutive impact related to the RSU plan (in thousands)(1)	2,320	—	2,102	—
Dilutive impact related to the PSU plan (in thousands)(2)	1,288	1,285	1,288	1,285
Diluted weighted average common shares (in thousands)	215,024	219,669	217,907	219,765

Earnings (Loss) per share:
Basic	$0.18	$(0.18)	$0.49	$(0.52)
Diluted	$0.18	$(0.18)	$0.47	$(0.52)
(1)Relates to the Company’s Restricted Share Unit Plan.
(2)Relates to the Company’s Performance Share Unit Plan.
For the three and six months ended June 30, 2024 and 2023, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings (loss) per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
RSUs and stock options excluded from earnings (loss) per share (in thousands)	—	1,955	—	1,573
ASPP impact excluded from earnings (loss) per share (in thousands)(1)	605	939	605	939
(1)ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On August 1, 2024, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on August 15, 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Supplemental cash flow disclosures
Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(Increase) decrease in amounts receivable	$(1,236)	$62,159	$(1,098)	$13,424
(Increase) decrease in inventories	(10,725)	2,392	(12,053)	23,133
(Increase) decrease in other current assets	(1,110)	294	(2,423)	2,925
Increase (decrease) in accounts payable and accrued liabilities	3,378	(16,910)	813	(67,309)
Changes in working capital	$(9,693)	$47,935	$(14,761)	$(27,827)
14. Commitments and contingencies
Commitments
As of June 30, 2024, the Company had entered into contracts to acquire PP&E totaling $33.8 million (June 30, 2023 - $11.6 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
15. Financial instruments
The Company’s financial instruments include the Mount Milligan financial asset related to the Additional Royal Gold Agreement, marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.
a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG (“Royal Gold”) and Royal Gold, Inc. which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered (“Mount Milligan Mine Streaming Agreement”).
On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine. As part of the Additional Royal

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date (“First Threshold Date”) and further increase these cash payments after the second threshold (gold) date (“Second Threshold (Gold) Date”) and the second threshold (copper) date (“Second Threshold (Copper) Date”).
The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or aggregate of 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold the aggregate of 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Additional Royal Gold Agreement effectively entitles the Company to additional cash payments for gold and copper sold (“Threshold Payments”) as set out below. The value of the additional gold and copper payments to be received by the Company will depend on the Mount Milligan Mine’s production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). These Threshold Payments are incremental to those received under the Mount Milligan Streaming Agreement. The incremental payments are as follows:

For gold:

•the lower of (a) $415 per ounce and (b) 50% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, for the period between the First Threshold Date and the Second Threshold (Gold) Date whereby (b) cannot be less than $nil; and
•the lower of (a) $615 per ounce and (b) 66% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, from and after the Second Threshold (Gold) Date whereby (b) cannot be less than $nil.

For copper:

•35% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•51% of the copper spot price from and after the Second Threshold Copper Date.
The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only if both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound. Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the aforementioned prices.
The Additional Royal Gold Agreement requires the Company and TCM to make certain payments and deliveries to Royal Gold, including:

i.An initial cash payment of $24.5 million;
ii.A requirement to deliver an aggregate of 50,000 ounces of gold. The obligation to deliver the 50,000 ounces to Royal Gold exists regardless of the operating performance of the Mount Milligan Mine. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership (“Greenstone project”). Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030 (“Deferred Gold Consideration”); and

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

iii.Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement (“Free Cash Flow Interest Payments”).
Potential suspension of Threshold Payments mentioned above would not impact the Company’s and TCM’s obligation to make these payments and deliveries to Royal Gold.
The Company determined that the Additional Royal Gold Agreement modifies an existing contract with a customer under IFRS 15 whereby the Company received a financial asset. The financial asset is comprised of Threshold Payments that the Company is entitled to in the future and payments to Royal Gold, including the initial cash payment, Deferred Gold Consideration, Free Cash Flow Interest Payments and a potential tax indemnity. The Company accounted for the component pieces of the financial asset at fair value on the transaction date in accordance with IFRS 9. The consideration received in the form of the financial asset was recognized as deferred revenue, which is to be recognized as revenue upon the satisfaction of the Company’s performance obligations over the life of the Mount Milligan Mine. Transaction costs directly attributable to the Additional Royal Gold Agreement of $2.5 million were charged to other operating expenses in the condensed consolidated interim statements of earnings (loss) and were presented in the investing activities in the condensed consolidated interim statements of cash flows. Subsequent to the initial recognition, payments and receipts related to the Additional Royal Gold Agreement will be settled against the financial asset and the fair value of the financial asset will be re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.

The following is a summary of the changes in the financial asset included in the other assets in the Company’s condensed consolidated interim statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	(8,900)
Balance, June 30, 2024	$34,800
(1)Represents the initial $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

The fair value of the financial asset was determined using a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to metal prices, expected production, operating and capital costs of the Mount Milligan Mine’s life of mine projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. Changes in any of these assumptions or estimates could have resulted in a significantly higher or lower fair value of the financial asset, higher or lower value of deferred revenue and higher or lower net earnings.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	June 30, 2024	February 13, 2024
Gold price per oz - short-term	$2,050 - $2,225	$1,850 - $2,000
Gold price per oz - long-term	$1,925	$1,750
Copper price per lb - long term	$4.00	$4.00
Timing of delivery of Deferred Gold Consideration (range of years)	2025 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	15.6%	16.1%
Discount rate	6.5%	6.5%

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt;
•Timing of Deferred Gold Consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone project;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the 2035 life of mine plan. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility (revolving credit facility where $400.0 million is available to be drawn upon). The Company monitors its derivative position exposures on an ongoing basis.

	June 30, 2024	December 31, 2023
Derivative instrument assets
Current
Foreign exchange contracts	$265	$5,621
Fuel contracts	392	534
Gold contracts	—	495
Royal Gold deliverables(1)	1	1,275
Copper contracts	68	2,379
	726	10,304
Non-current
Foreign exchange contracts	1,015	5,240
Fuel contracts	70	92
	1,085	5,332
Total derivative instrument assets	$1,811	$15,636

Derivative instrument liabilities
Current
Foreign exchange contracts	$3,846	$2,272
Fuel contracts	187	624
Royal Gold deliverables(1)	875	69
	4,908	2,965
Non-current
Foreign exchange contracts	367	—
Fuel contracts	52	366
	419	366
Total derivative instrument liabilities	$5,327	$3,331
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at June 30, 2024 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2024	2025	2026	Type
Fuel (diesel) hedge contracts
ULSD zero-cost collars(1)	Litres	$0.64/$0.72	$0.62/$0.69	$0.62/$0.67	Fixed	8,109,000
ULSD swap contracts(1)	Litres	$0.64	$0.67	$0.62	Fixed	15,454,800
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.30/$1.36	$1.32/$1.38	$1.33/$1.38	Fixed	297,000,000
US$/C$ forward contracts	CAD	$1.34	$1.36	$1.37	Fixed	335,250,000
Copper contracts
Copper zero-cost collars	Pounds	$4.00/$5.16	N/A	N/A	Fixed	4,629,702
(1)Ultra-low sulfur diesel.
(2)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2026.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2026.
Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming agreement) to manage the risk associated with changes to the London Metal Exchange (“LME”) copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Increase (decrease) in the fair value of derivative financial instruments	$(1,632)	$14,048	$(8,753)	$12,360
Reclassified to net loss	(1,555)	(2,071)	(1,668)	(4,669)
Increase in fair value of equity securities	481	$—	481	$—
Increase (decrease) in the fair value of derivative instruments included in OCI(1)	$(2,706)	$11,977	$(9,940)	$7,691
(1)Includes tax expense of $nil for the six months ended June 30, 2024 (June 30, 2023 - $1.7 million).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at June 30, 2024 are expected to settle by the end of the third quarter of 2024, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	20,510
Copper forward contracts	Pounds	Float	3,858,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at June 30, 2024 and December 31, 2023, are summarized as follows:

	June 30, 2024	December 31, 2023
Trade receivables prior to mark-to-market adjustment	$22,247	$27,313
Mark-to-market adjustment related to gold and copper concentrate sold	(107)	2,677
Mark-to-market adjustment related to molybdenum products sold	147	174
Provisionally-priced trade receivables	$22,287	$30,164
As at June 30, 2024 and December 31, 2023, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Copper	Pounds	12,445,866	11,850,994	4.39	3.89
Gold	Ounces	26,900	26,889	2,333	2,074
Molybdenum	Pounds	53,705	102,599	22.10	20.09

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at June 30, 2024 and December 31, 2023, are summarized as follows:

	June 30, 2024	December 31, 2023
Accounts payable prior to fair value adjustment	$17,302	$11,619
Fair value adjustment to molybdenum concentrate	2,404	859
Provisionally-priced accounts payable	$19,706	$12,478
As at June 30, 2024 and December 31, 2023, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Molybdenum	Pounds	1,223,098	1,404,923	$20.20	$18.88

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$34,800	$34,800
Provisionally-priced trade receivables	—	22,287	—	22,287
Marketable securities	4,075	—	—	4,075
Derivative financial instruments	—	1,811	—	1,811
	$4,075	$24,098	$34,800	$62,973

Financial liabilities
Provisionally-priced accounts payable	$—	$19,706	$—	$19,706
Derivative financial instruments	—	5,327	—	5,327
	$—	$25,033	$—	$25,033

December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$30,164	$—	$30,164
Marketable securities	2,834	—	—	2,834
Derivative financial instruments	—	15,636	—	15,636
	$2,834	$45,800	$—	$48,634

Financial liabilities
Provisionally-priced accounts payable	$—	$12,478	$—	$12,478
Derivative financial instruments	—	3,331	—	3,331
	$—	$15,809	$—	$15,809
During the three and six months ended June 30, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine projections, expected timing of delivery of

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

16. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended June 30, 2024
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$121,331	$99,824	$61,155	$282,310	$—	$282,310
Cost of sales
Production costs	37,787	63,414	61,286	162,487	—	162,487
Depreciation	12,573	14,140	798	27,511	—	27,511
Earnings (loss) from mine operations	$70,971	$22,270	$(929)	$92,312	$—	$92,312
Exploration and evaluation costs	205	2,540	6,804	9,549	11,115	20,664
Corporate administration	—	—	—	—	10,779	10,779
Care and maintenance	—	—	2,492	2,492	2,722	5,214
Reclamation recovery	—	—	(3,127)	(3,127)	(2,014)	(5,141)
Other operating expenses	235	10,962	486	11,683	1,472	13,155
Earnings (loss) from operations	$70,531	$8,768	$(7,584)	$71,715		$47,641
Other non-operating income					(11,583)	(11,583)
Finance costs					3,790	3,790
Earnings before income tax						$55,434
Income tax expense					17,764	17,764
Net earnings						$37,670
Additions to PP&E	$8,955	$18,793	$9,624	$37,372	$543	$37,915

Three months ended June 30, 2023
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$20,932	$87,536	$76,050	$184,518	$—	$184,518
Cost of sales
Production costs	4,312	76,320	72,912	153,544	—	153,544
Depreciation	2,263	19,880	1,174	23,317	—	23,317
Earnings (loss) from mine operations	$14,357	$(8,664)	$1,964	$7,657	$—	$7,657
Exploration and evaluation costs	438	922	2,485	3,845	17,191	21,036
Corporate administration	—	—	—	—	10,432	10,432
Care and maintenance	—	—	4,344	4,344	2,310	6,654
Reclamation recovery	—	—	(5,725)	(5,725)	(2,513)	(8,238)
Other operating expenses	4,961	3,004	1,054	9,019	—	9,019
Earnings (loss) from operations	$8,958	$(12,590)	$(194)	$(3,826)		$(31,246)
Other non-operating income					(1,165)	(1,165)
Finance costs					3,106	3,106
Loss before income tax						$(33,187)
Income tax expense					6,496	6,496
Net loss						$(39,683)
Additions to PP&E	$7,050	$11,869	$67	$18,986	$1,836	$20,822

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Six months ended June 30, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$243,366	$220,278	$124,545	$588,189	$—	$588,189
Cost of sales
Production costs	72,549	136,411	127,372	336,332	—	336,332
Depreciation, depletion and amortization	26,819	32,405	1,621	60,845	—	60,845
Earnings (loss) from mine operations	$143,998	$51,462	$(4,448)	$191,012	$—	$191,012
Exploration and evaluation costs	408	3,037	13,709	17,154	18,467	35,621
Corporate administration	—	—	—	—	20,757	20,757
Care and maintenance	—	—	5,440	5,440	5,666	11,106
Reclamation recovery	—	—	(18,674)	(18,674)	(11,469)	(30,143)
Other operating expenses	363	16,026	791	17,180	5,168	22,348
Earnings (loss) from operations	$143,227	$32,399	$(5,714)	$169,912		$131,323
Other non-operating income					(27,553)	(27,553)
Finance costs					7,151	7,151
Earnings before income tax						$151,725
Income tax expense					47,625	47,625
Net earnings						$104,100
Additions to PP&E	$21,569	$19,563	$10,518	$51,650	$1,530	$53,180

Six months ended June 30, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$20,932	$198,473	$191,642	$411,047	$—	$411,047
Cost of sales
Production costs	4,312	160,890	192,635	357,837	—	357,837
Depreciation, depletion and amortization	2,263	37,169	2,393	41,825	—	41,825
Earnings (loss) from mine operations	$14,357	$414	$(3,386)	$11,385	$—	$11,385
Exploration and evaluation costs	850	1,303	5,032	7,185	31,761	38,946
Corporate administration	—	—	—	—	25,224	25,224
Care and maintenance	—	—	9,037	9,037	5,451	14,488
Reclamation expense	—	—	7,328	7,328	—	7,328
Other operating expenses	15,380	4,797	1,732	21,909	—	21,909
Loss from operations	$(1,873)	$(5,686)	$(26,515)	$(34,074)		$(96,510)
Other non-operating income					(4,345)	(4,345)
Finance costs					6,474	6,474
Loss before income tax						$(98,639)
Income tax expense					14,494	14,494
Net loss						$(113,133)
Additions to PP&E	$10,729	$16,140	$102	$26,971	$1,841	$28,812